Drilling Underway on Raptor-1

InterOil's Third Well This Month

SINGAPORE and PORT MORESBY, Papua New Guinea, March 28, 2014 /PRNewswire/ -- InterOil today began drilling at the Raptor-1 site, as part of its US$300 million oil and gas exploration campaign in Papua New Guinea. This will be InterOil's third exploration well started in PNG since the beginning of March.

Raptor is about 20km south-west of Wabo in the Gulf Province. The other two exploration wells begun this month are Bobcat-1, about 20km north of Raptor-1, and Wahoo-1, which is near the coast about 180km south-east of Raptor-1.

InterOil expects to drill up to five additional exploration and appraisal wells in PNG in the coming 12-15 months, across almost 4 million acres in the south of the country.

The well will be drilled to a total depth of 4500 meters (2.8 miles). InterOil will announce results when the well is completed.

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, exploration licences covering about 16,000sqkm, Papua New Guinea's only oil refinery, and retail and commercial petroleum distribution facilities throughout the country. The company employs more than 1100 people and has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts for InterOil

Houston	Singapore
Wayne Andrews, Vice President Capital Markets	Don Spector, Chief Financial Officer
Wayne.Andrews@InterOil.com	Don.Spector@InterOil.com
Phone: +1-281-292-1800	Phone: +65-6507-0222

Meg LaSalle, Investor Relations Coordinator
Meg.LaSalle@InterOil.com
Phone: +1-281-292-1800

Media contacts for InterOil

John Hurst, Cannings
jhurst@cannings.net.au
Phone: +61 418 708 663

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the proposed 8 well drilling program to be completed in 12-15 months, and the estimated drilling times of the Raptor well. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended 31 December 2012 on Form 40-F and its Annual Information Form for the year ended 31 December 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.